SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)1

Madison County Financial, Inc.
(Name of Issuer)

Common Stock - $0.01 Par Value
(Title of Class of Securities)

556777 100
(CUSIP Number)

111 West Third Street
Madison, Nebraska 68748
(402) 454-6511
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

11/24/15
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 556777 100	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON David J. Warnemunde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		7	SOLE VOTING POWER 226,428
		8	SHARED VOTING POWER —
		9	SOLE DISPOSITIVE POWER 226,428
		10	SHARED DISPOSITIVE POWER —
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,428
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.15%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 556777 100	Page 3 of 8 Pages

(1)	Item 1. Security and Issuer

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.

This statement relates to shares of common stock, $0.01 Par Value (the "Common Stock"), of Madison County Financial, Inc. (“Issuer”), a Maryland corporation whose principal executive office is located at 111 West Third Street, Madison, Nebraska 68748.

Item 2.	Identity and Background

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item.  If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

This statement is being filed by David J. Warnemunde as the beneficial owner of 226,428 shares of Common Stock of the Issuer.

(a)	Name:

David J. Warnemunde

(b)	Residence or Principal Address:

David J. Warnemunde
11 West Third Street
Madison, Nebraska 68748

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Mr. Warnemunde is a director and President and Chief Executive Officer of Madison County Financial, Inc. and Madison County Bank, which has its principal executive office at 111 West Third Street, Madison, Nebraska 68748.

(d)
Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

David J. Warnemunde has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

CUSIP NO. 556777 100	Page 4 of 8 Pages

(e)
Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

David J. Warnemunde has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.

David J. Warnemunde is a U.S. citizen.

Item 3.	Source and Amount of Funds or Other Consideration

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto.  Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation.  If the source of all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and filed such request, naming such bank, with the Secretary of the Commission.  If the securities were acquired other than by purchase, describe the method of acquisition.

David J. Warnemunde purchased the shares of Common Stock with his personal funds.

Item 4.	Purpose of the Transaction

State the purpose or purposes of the acquisition of securities of the issuer.  Describe any plans or proposals which the reporting persons may have which relate to or would result in:

CUSIP NO. 556777 100	Page 5 of 8 Pages

The shares covered by this Schedule 13D are being held for investment purposes.  Mr. Warnemunde may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or dispose of securities.

Except as described above and in his capacity as a director of the Issuer and of Madison County Bank, the wholly owned subsidiary of the Issuer, Mr. Warnemunde does not have any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the issuer;

(f)
Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)
Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 556777 100	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer

(a)
State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above-mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

As of the date hereof, Mr. Warnemunde owns or has the right to acquire 226,428 shares of Common Stock, representing 7.15% of the 3,167,594 shares of the Common Stock deemed outstanding for such purpose.

(b)
For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Mr. Warnemunde has sole voting and dispositive power over 226,428 shares, which includes 161,564 shares held directly, 22,825 shares held in an IRA for his benefit, 13,525 shares held in his account under the Madison County Bank 401(k) Profit Sharing Plan, 2,714 shares held in his account under the Madison County Bank Employee Stock Ownership Plan and 25,800 shares which may be acquired in the next 60 days pursuant to stock options.

(b)
Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§.13d-191), whichever is less, by the persons named in response to paragraph (a).

CUSIP NO. 556777 100	Page 7 of 8 Pages

    The following are the only transactions in the common stock of the Company during the past sixty days.

Transaction Date	Shares Purchased (Sold)	Price Per Share
10/12/15	27,429
Pursuant to the Agreement and Plan of Merger with Winside Bancshares Incorporated (“Winside Bancshares”), each share of common stock of Winside Bancshares previously beneficially owned by the reporting person was exchanged for 143.61 shares of common stock of the Issuer.

11/16/15	45	$20.90
11/16/15	375	$20.90
11/19/15	2,425	$20.68
11/19/15	100	$20.77
11/19/15	80	$20.89
11/19/15	400	$20.91
11/20/15	2,600	$21.14
11/23/15	600	$20.926
11/23/15	700	$21.00
11/24/15	498	$21.00
11/25/15	112	$21.00
11/30/15	3,065	$21.0357
12/07/15	1,500	$21.03
12/08/15	2,644	$21.00
12/09/15	175	$21.00
12/10/15	2,731	$21.00

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

See response to Item 4 above.

Item 7.	Material to Be Filed as Exhibits

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by Rule 13d-1(f) §240.13d-1(f) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in Item 6.

None

CUSIP NO. 556777 100	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 11, 2015

/s/ David J. Warnemunde
David J. Warnemunde